GENESCO INC.
1415 Murfreesboro Pike
Nashville, Tennessee 37217

February 10, 2014

VIA EDGAR
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Genesco Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013
Filed September 24, 2013
File No. 001-03083

Dear Ms. Jenkins:

On behalf of Genesco Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 24, 2014, relating to the above-referenced Form 10-K, as amended (the “Form 10-K”), filed by the Company. To facilitate the Staff’s review, we have included in this letter the captions and comments from the Staff’s letter and have provided our response immediately following each comment.
Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Fiscal 2013 Compared to Fiscal 2012, page 29

1.
We note your disclosure of the changes in the metrics, such as same store sales and comparable direct sales. Please confirm that you will revise your disclosure in the future filings to disclose your definition of same store sales and comparable direct sales and how these metrics relate to comparable sales as defined on page 28. Please provide us with the draft disclosure to be included in future filings.

Response:
In connection with future filings, we will revise our disclosure to disclose our definition of same store sales and comparable direct sales and to disclose how these metrics relate to comparable sales. Below please find draft disclosure to be included in future filings:
Comparable Sales
During Fiscal 2013, the Company revised its presentation of comparable sales to include its e-commerce and direct mail catalog businesses. Prior year comparable sales have been adjusted to conform to the current year presentation. For purposes of this report, “comparable sales” are sales from stores open longer than one year, beginning in the fifty-third week of a store’s operation (which we refer to in this report as “same store sales”), and sales of websites operated longer than one year and direct mail catalog sales (which we refer to in this report as “comparable direct sales”). Temporarily closed stores are excluded from the comparable sales calculation for every full week of the store closing. Expanded stores are excluded from the comparable sales calculation until the fifty-third week of operation in the expanded format.

Liquidity and Capital Resources, page 35

2.
If material, please disclose the balance of cash, cash equivalents, or short-term investments held by foreign subsidiaries as of each period for which you present a balance sheet. Tell us and disclose whether you intend to repatriate any portion of these balances held by foreign subsidiaries and if so, disclose that you would need to accrue and pay taxes if the foreign balances were repatriated. Please provide us with a draft of the disclosures you intend to provide in future filings.

Response:
In connection with future filings, we will disclose the balance of cash, cash equivalents, and short-term investments held by foreign subsidiaries as of each date for which we present a balance sheet. We will also disclose our present intent as to repatriation of any portion of such balances and that we would need to accrue and pay taxes if such balances were repatriated. Below is a draft of disclosure with regard to such balances at February 2, 2013 and January 28, 2012, that we will include, with appropriate modifications, in future filings:
We had total available cash and cash equivalents of approximately $59.8 million and $53.8 million as of February 2, 2013 and January 28, 2012, respectively, of which approximately $38.5 million and $35.4 million was held by our foreign subsidiaries as of February 2, 2013 and January 28, 2012, respectively. Our strategic plan does not require the repatriation of foreign cash in order to fund our operations in the U.S. and it is our current intention to permanently reinvest our foreign cash and cash equivalents outside of the U.S. If we were to repatriate foreign cash to the U.S., we may be required to accrue and pay U.S. taxes in accordance with applicable U.S. tax rules and regulations as a result of the repatriation.

Item 8. Financial Statements and Supplementary Data, page 40
Notes to Consolidated Financial Statements, page 50
Note 1 Summary of Significant Accounting Policies, page 50
Buying, Merchandising and Occupancy Costs, page 59

3.
We note that you record buying, merchandising and occupancy costs as a component of selling, general and administrative expenses. In order to enhance an investor’s understanding of your costs, please confirm in future Exchange Act filings you will quantify such costs that are not recorded within cost of goods sold in your financial statements.

Response:
The Company believes that its current presentation is in compliance with United States generally accepted accounting principles as the accounting literature is not prescriptive as to the classification of buying, merchandising and occupancy costs in the income statement. We believe that the lack of authoritative guidance on classification of these expenses has resulted in diversity in practice within our industry in how these costs are classified in the financial statements. We agree that it is important to disclose to investors the nature of the costs that are included in cost of sales and those included in selling, general and administrative expenses in our financial statements, and we have done so in management’s discussion and analysis and in note 1 to our consolidated financial statements. We note, however, that registrants in our industry generally do not separately quantify their buying, merchandising and occupancy costs in their Exchange Act filings. We do not believe that buying and merchandising costs, which have historically represented less than 3% of our cost of goods sold, are material to that measure, and would propose not to quantify or disclose them as long as they remain immaterial. However, in future filings, we will disclose the approximate amount of retail store occupancy costs included in selling, general and administrative expense.
Note 10 Income Taxes, page 83

4.
In future filings, please disclose the amounts of both domestic and foreign pretax income as required by Rule 4-08 (h)(1)(i) of Regulation S-X. Provide that information to us for each year for which you presented an income statement.

Response:
In connection with future filings, we will disclose the amounts of both domestic and foreign pretax income as required by Rule 4-08(h)(1)(i) of Regulation S-X.
The following table sets forth the amounts of both domestic and foreign pretax income, as required by Rule 4-08(h)(1)(i) of Regulation S-X, for the years in which we presented an income statement in the Form 10-K:

The components of earnings from continuing operations before income taxes is comprised of the following:
(in thousands of dollars)

	2013	2012	2011

United States	152,457	139,174	81,561
Foreign	12,375	17,219	4,545
Total income from continuing operations before income taxes	164,832	156,393	86,106
In connection with responding to the Staff’s comments, we acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the Company’s response to your comment letter, please do not hesitate to contact me at (615) 367-8444 or Jennifer H. Noonan of Bass, Berry & Sims PLC at (615) 742-6265.
Sincerely,

/s/ Roger G. Sisson

Roger G. Sisson
Senior Vice President, Secretary
and General Counsel